Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy’s Steve Williams appoints Mark Little as Chief Operating Officer

Calgary, Alberta (Nov. 9, 2017) – Steve Williams, chief executive officer at Suncor, today announced the appointment of Mark Little, currently president, Upstream, as chief operating officer (COO).

As Suncor’s COO, Mark will be responsible for all of the operations and many of the corporate services of the company.  This appointment comes on the eve of first oil at Suncor’s Fort Hills mine and reflects the continuing focus to capture value from the increased integration of Suncor operations.

“I believe Mark’s appointment will strengthen our ability to continue our progress on operational excellence and delivery of safe and reliable operations,” said Steve Williams, president and chief executive officer. “By strengthening the integration between our operating sites and our functions, we will increase our ability to deliver on our commitment to deliver value to shareholders.”

Mark joined Suncor in 2008. He has held various roles in the organization, including leading the integration between Suncor and Petro-Canada, following the merger. For several years now, Mark has been leading Suncor’s upstream organization including all Suncor’s operated and non-operated oil sands, in situ, conventional exploration and production worldwide and Syncrude Canada where he is chair of the board of directors.

Before joining Suncor Mark led the development of oil sands projects for a major international energy company. His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading.

Mark will continue to report to Steve Williams and is supported by a strong and experienced group of leaders.  The change is effective December 1, 2017.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

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